JAWS Spitfire Acquisition Corp

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

July 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attention: Kathryn Jacobson

Re:	JAWS Spitfire Acquisition Corp
Amendment No. 1 to Form S-4
Filed June 29, 2021
File No. 333-256057

Ladies and Gentlemen:

This letter sets forth responses of JAWS Spitfire Acquisition Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 15, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently with this letter publicly filing an amendment to the Registration Statement, which reflects these revisions (the “Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed June 28, 2021

Selected Historical Financial Information of Velo3D

Adjusted EBITDA as a percent of revenue, page 24

1.	Staff’s comment: Regarding your disclosure of Adjusted EBITDA as a percent of revenue presented hereunder and elsewhere in your filing, please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Include a reconciliation to such GAAP measure. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K and footnote 27 of the SEC’s Adopting Release titled “Conditions for Use of Non-GAAP Financial Measures” (Release No. 33-8176).

Response: The Company advises the Staff that it revised page 23 under the section “Selected Historical Financial Information of Velo3D” and pages 224 and 225 under the section “Velo3D's Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Information” in response to the Staff’s comment. The revised table prominently begins with the GAAP measures "Revenue" and "Net loss" and reconciles "Net loss" to "Adjusted EBITDA", including a new column for the "as a percentage of revenue" analysis and reconciliation. The Company believes “Net loss as a percent of revenue” is the most direct comparable financial measure for “Adjusted EBITDA as a percent of revenue”.

Information About Velo3D

Industry Background, page 203

2.	Staff’s comment: We note your response to prior comment 14. Please disclose the third-party sources from which you obtained information about the high-value metal parts and high-value metal AM markets.

Response: The Company advises the Staff that it has revised the disclosure on pages iii and 203 in response to the Staff’s comment.

Velo3D, Inc. Condensed Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition

Recurring Payment (operating lease revenue from customers), page F-49

3.	Staff’s comment: We note on page 203 that recurring payment transactions fall into two categories: a leased 3D printer transaction and a sale and utilization fee model. Please separately address each category of recurring payment transactions, including the respective variable consideration. Additionally, tell us why revenue recognition commences upon completion of the site acceptance test under the recurring payment model but upon shipping point or delivery to the customer destination in a sale of the 3D Printer and bundled software (i.e., before the site acceptance test).

Response: The Company advises the Staff that it has modified page 203 to clarify that, through the period ended March 31, 2021, the Company has not entered into any recurring payment transactions under the sale and utilization fee model. As such, this model has not been included within the disclosures on F-50 and F-75.

Variable Consideration: When a customer exceeds certain print hours under a leased 3D printer transaction, there is a usage fee. As customers adopt the technology, the annual print hours is anticipated to increase which will trigger the usage fee. Through July 20, 2021, no customer has exceeded the allotted print hours and therefore there has been no variable consideration recognized to date.

We have also added disclosure of accounting for the usage fee on page F-50 and F-75. In accordance with ASC 842-20-55-1, “The variable payments are recognized when the event determining the amount of variable consideration to be paid occurs.” Only when the print hours exceed limits set forth in the contract will there be any variable consideration.

Recurring Payment Revenue Recognition: Revenue recognition for our operating leases begins upon lease commencement in accordance with ASC 842. Per our lease terms, commencement begins upon completion of the site acceptance test. The revenue is recognized straight-line over the term of the operating lease.

Product sales: For the 3D Printer and bundled software, revenue is recognized at a point in time, which occurs upon transfer of control to the customer at shipment in accordance with ASC 606. Control of the 3D Printer products passes to the customer, which occurs either upon shipping point or delivery to the customer destination, depending upon terms included in the particular customer arrangement.

Velo3D considers the SAT a technical acceptance formality as the 3D Printer is validated to customer specifications during the FAT (prior to SAT) and has assessed that the contractual customer acceptance clause is perfunctory.

Equity Instruments

Rights, Preferences and Privileges of Redeemable Convertible Preferred Stock

Anti-dilution Provisions, page F-88

4.	Staff’s comment: Please make clear if the anti-dilution provisions as described hereunder constitute standard or down-round provisions. In the case of the latter, please disclose whether they were triggered for the Series A, B and C convertible preferred stock when the Series D convertible preferred stock were issued and how they were given effect in the historical and pro forma financial statements. In this regard, we note the conversion of Redeemable Convertible Preferred Stock into common stock at a conversion ratio of 3:1 upon the issuance of Series D Redeemable Convertible Preferred Stock (F-86). At December 31, 2019, the conversion ratio was 1:1 for all series (F-87).

Response: The Company believes in regards to the last sentence of the comment that the Staff is referencing the following caption in Note 13 to Velo3D’s audited financial statements: “Conversion of Redeemable Convertible Preferred Stock into Common Stock at a conversion ratio of 3:1 and Issuance of Series D Redeemable Convertible Preferred Stock”. The first part of this caption does not refer to the standard conversion provisions of Velo3D’s preferred stock. Instead, the first part of this caption refers to a special mandatory conversion provision that was adopted in Velo3D’s charter in connection with the Series D financing. The purpose of this provision was to incentivize the existing holders of the Series A, B and C redeemable convertible preferred stock to participate in the Series D financing and invest their pro rata amount in such financing. Existing holders who so participated in the Series D financing retained their existing shares of redeemable convertible preferred stock. Existing holders who did not so participate had their existing shares of redeemable convertible preferred stock automatically converted into shares of common stock at ratio of three to one. The amendment and mandatory conversion were recognized as an extinguishment of the converted preferred stock. The amendment and conversion and the related accounting is discussed in detail in the first and second paragraphs under this caption, on page F-88 of the Registration Statement.

The Company advises the Staff that it has revised the disclosure on page F-88 in response to the Staff's comments. The Company further advises the Staff that the terms of Velo3D’s series of redeemable convertible preferred stock contain standard anti-dilution provisions and down-round provisions. These down-round provisions result in conversion rate adjustments when a corporation issues securities at prices that are below the then existing conversion prices of the relevant series of preferred stock. Because the price per share of the Series D financing was less than the price per share of the Series A, B and C redeemable convertible preferred stock, these down-round provisions were triggered and resulted in conversion price adjustments to the shares of Series A, B and C redeemable convertible preferred stock that were not converted into shares of common stock in connection with the Series D financing. The Company advises the Staff that it has revised the disclosures with both “Conversion rights” and “Anti-dilution Provisions” on page F-88 in response to the Staff’s comment. The conversion prices as of December 31, 2020, which reflect the historical impact of such adjustments, are disclosed on page F-88 of the Registration Statement.

The Company references to page F-88, our anti-dilution provisions disclosure, which states “The conversion price of the Company's redeemable convertible preferred stock is subject to adjustment to prevent dilution in the event that the Company issues additional shares of preferred stock, common stock or common stock equivalents at a purchase price less than the then effective conversion price, as provided in the agreements.”

The Company references further to page F-88, our conversion rights disclosure, which states “As a result, the conversion ratio for each of Series A, Series B, Series C, and Series D redeemable convertible preferred stock into common stock was 2.178, 2.273, 2.371 and 1.000, respectively, as of December 31, 2020 and 1:1 for all Series as of December 31, 2019.”

The Company respectfully notes that as the conversion price adjustments were triggered prior to the adoption of Accounting Standards Update 2020-06, the Company assessed and concluded that no contingent beneficial conversion features were required to be recorded as the effective conversion prices of all affected shares were still greater than the original commitment date common stock prices for each respective share of Series A, B, and C redeemable convertible preferred stock being adjusted.

The Company also notes that since there was no significant impact to the historical financial statements as a result of the conversion price adjustments, the only impact to the pro forma financial statements was to use the anticipated conversion price for purposes of determining the illustrative pro forma exchange ratio, as disclosed on page 164.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Matthew Walters
Matthew Walters
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP